Climate Action Now 85-2342533

	2022	2021	Diff
INCOME			
Gross receipts less returns/allowance	626,127	297,843	328,284
Gross Profit	626,127	0	626,127
Total income	626,127	297,843	328,284
DEDUCTIONS			
Salaries/wages less employment credits	483,955	618,301	-134,346
Taxes and licenses	36,386	49,037	-12,651
Interest	42,585	36,632	5,953
Contributions	87	0	87
Pension, profit-sharing, etc. plans	18,549	0	18,549
Other deductions	17,714	53,262	-35,548
Total deductions	599,276	757,232	-157,956
TAXABLE INCOME			
Taxable income (line 28)	26,851	-459,389	486,240
Less net operating loss deduction	21,481	0	21,481
Taxable income	5,370	-459,389	464,759
TAX COMPUTATION			
Income tax	1,128	0	1,128
Less general business credit	1,128	0	1,128
Total tax	0	0	0
PAYMENTS AND CREDITS			
Total payments and credits	0	0	0
REFUND OR AMOUNT DUE			
Overpayment	0	0	0
Tax due	0	0	0
SCHEDULE L			
Beginning Assets	39,639	0	39,639
Beginning Liabilities & Equity	39,639	0	39,639
Ending Assets	109,317	0	109,317
Ending Liabilities & Equity	109,317	0	109,317
TAX RATES			
Marginal tax rate	21.0%	0.0%	21.0%

Climate Action Now 85-2342533

ENDING ASSETS

Cash		7,357
Accounts receivable	101,960	
Less: Allowance for bad debts	(0)	101,960
Total Assets		109,317

ENDING LIABILITIES & EQUITY

Other current liabilities	84,000
Long term notes payable	709,757
Unappropriated retained earnings	-684,440
Total Liabilities and Equity	109,317

Climate Action Now 85-2342533

CALIFORNIA SUMMARY	
Net income (loss) before state adj	26,851
CALIFORNIA ADJUSTMENTS	
California additions	1,953
California subtractions	87
STATE INCOME (LOSS)	
Net income before NOL	28,717
Net operating loss carryover deduction	28,717
Net income for tax purposes	0
TAX COMPUTATION	
Tax	800
Less credits	0
Balance	800
Total tax	800
PAYMENTS	
Estimated tax payments	800
Total payments	800
REFUND OR AMOUNT DUE	
Penalties and interest	0
Tax due	0
TAX RATES	
Marginal tax rate	8.84%

Forms needed for this return

Federal: 1120, Sch G, 3800, 8879-CORP
California: 100, 3805Q, 8453-C

Tax Rates

	Marginal	Effective
Federal	21%	0%
California	8.84%	0%

Carryovers to 2023

Federal Carryovers

Research Credit (Form 3800, Pt III, Line 1)	37,273.
Net Operating Loss	690,544.

California Carryovers

General Net Operating Loss	682,508.
AMT Net Operating Loss	685,380.

Estimates

California Estimates

	Estimate	Overpayment	Balance
4/18/23	800.	0.	800.
6/15/23	0.	0.	0.
9/15/23	0.	0.	0.
12/15/23	0.	0.	0.
Total	$ 800.	$ 0.	$ 800.

Form **8879-CORP**
(December 2022)
Department of the Treasury
Internal Revenue Service

E-file Authorization for Corporations

For calendar year 20 22 , or tax year beginning ______, 20__ , ending ______, 20__

Use for efile authorizations for Form 1120, 1120-F or 1120S.
Do not send to the IRS. Keep for your records.
Go to *www.irs.gov/Form8879CORP* for the latest information.

OMB No. 1545-0123

Name of corporation: Climate Action Now

Employer identification number: 85-2342533

Part I Information (Whole dollars only)

1	Total income (Form 1120, line 11)	1	626,127.
2	Total income (Form 1120-F, Section II, line 11)	2	
3	Total income (loss) (Form 1120-S, line 6)	3	

Part II Declaration and Signature Authorization of Officer. Be sure to get a copy of the corporation's return.

Under penalties of perjury, I declare that I am an officer of the above corporation and that I have examined a copy of the corporation's electronic income tax return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. I further declare that the amounts in Part I above are the amounts shown on the copy of the corporation's electronic income tax return. I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to send the corporation's return to the IRS and to receive from the IRS **(a)** an acknowledgment of receipt or reason for rejection of the transmission, **(b)** the reason for any delay in processing the return or refund, and **(c)** the date of any refund. If applicable, I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment. I have selected a personal identification number (PIN) as my signature for the corporation's electronic income tax return and, if applicable, the corporation's consent to electronic funds withdrawal.

Officer's PIN: check one box only

[X] I authorize Koehler & Associates, CPA's (**ERO firm name**) to enter my PIN 20986 (**do not enter all zeros**) as my signature on the corporation's electronically filed income tax return.

[ ] As an officer of the corporation, I will enter my PIN as my signature on the corporation's electronically filed income tax return.

Officer's signature: DocuSigned by: Brett Walter F43FDDD4CD604B9... Date 3/3/2023 Title President

Part III Certification and Authentication

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN. 77532995148 (**do not enter all zeros**)

I certify that the above numeric entry is my PIN, which is my signature on the electronically filed income tax return for the corporation indicated above. I confirm that I am submitting this return in accordance with the requirements of **Pub. 3112**, IRS *e-file* Application and Participation, and **Pub. 4163**, Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature: David R. Koehler Date 2/16/23

ERO Must Retain This Form — See Instructions
Do Not Submit This Form to the IRS Unless Requested To Do So

Form **1120**

Department of the Treasury
Internal Revenue Service

U.S. Corporation Income Tax Return

For calendar year 2022 or tax year beginning ________, 2022, ending ________, ________

Go to *www.irs.gov/Form1120* for instructions and the latest information.

OMB No. 1545-0123

2022

A Check if:
1a Consolidated return (attach Form 851) ☐
b Life/nonlife consolidated return ☐
2 Personal holding co. (attach Sch. PH) ☐
3 Personal service corp. (see instrs) ☐
4 Schedule M-3 attached ☐

TYPE OR PRINT
Climate Action Now
2995 Woodside Road #400-401
Woodside, CA 94062-0634

B Employer identification number: 85-2342533
C Date incorporated: 7/17/2020
D Total assets (see instructions): $ 109,317.

E Check if: (1) ☐ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change

Section	Line	Description	Sub-box	Sub-amount	Line box	Amount
INCOME	1a	Gross receipts or sales	1a	626,127.		
	b	Returns and allowances	1b			
	c	Balance. Subtract line 1b from line 1a			1c	626,127.
	2	Cost of goods sold (attach Form 1125-A)			2	
	3	Gross profit. Subtract line 2 from line 1c			3	626,127.
	4	Dividends and inclusions (Schedule C, line 23)			4	
	5	Interest			5	
	6	Gross rents			6	
	7	Gross royalties			7	
	8	Capital gain net income (attach Schedule D (Form 1120))			8	
	9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)			9	
	10	Other income (see instructions — attach statement)			10	
	11	**Total income.** Add lines 3 through 10			11	626,127.
DEDUCTIONS (SEE INSTRUCTIONS FOR LIMITATIONS ON DEDUCTIONS)	12	Compensation of officers (see instructions — attach Form 1125-E)			12	
	13	Salaries and wages (less employment credits)			13	483,955.
	14	Repairs and maintenance			14	
	15	Bad debts			15	
	16	Rents			16	
	17	Taxes and licenses — See Statement 1			17	36,386.
	18	Interest (see instructions)			18	42,585.
	19	Charitable contributions			19	87.
	20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)			20	
	21	Depletion			21	
	22	Advertising			22	
	23	Pension, profit-sharing, etc., plans			23	18,549.
	24	Employee benefit programs			24	
	25	Reserved for future use			25	
	26	Other deductions (attach statement) — See Statement 2			26	17,714.
	27	**Total deductions.** Add lines 12 through 26			27	599,276.
	28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11			28	26,851.
	29a	Net operating loss deduction (see instructions) — See St 3	29a	21,481.		
	b	Special deductions (Schedule C, line 24)	29b			
	c	Add lines 29a and 29b			29c	21,481.
TAX, REFUNDABLE CREDITS, AND PMTS	30	**Taxable income.** Subtract line 29c from line 28. See instructions			30	5,370.
	31	Total tax (Schedule J, Part I, line 11)			31	0.
	32	Reserved for future use			32	
	33	Total payments and credits (Schedule J, Part III, line 23)			33	0.
	34	Estimated tax penalty. See instructions. Check if Form 2220 is attached ☐			34	
	35	**Amount owed.** If line 33 is smaller than the total of lines 31 and 34, enter amount owed			35	0.
	36	**Overpayment.** If line 33 is larger than the total of lines 31 and 34, enter amount overpaid			36	
	37	Enter amount from line 36 you want: **Credited to 2023 estimated tax** / **Refunded**			37	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature of officer | Date | Title: President

May the IRS discuss this return with the preparer shown below? See instructions. ☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
David R. Koehler, CPA				P00027310
Firm's name: Koehler & Associates, CPA's			Firm's EIN: 46-4393335	
Firm's address: 1541 The Alameda, San Jose, CA 95126			Phone no.: 408-286-7400	

Schedule C Dividends, Inclusions, and Special Deductions (see instructions)

		(a) Dividends and inclusions	(b) Percentage	(c) Special deductions (a) x (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		50	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		65	
3	Dividends on certain debt-financed stock of domestic and foreign corporations		See instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities		23.3	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		26.7	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs		50	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs		65	
8	Dividends from wholly owned foreign subsidiaries		100	
9	**Subtotal.** Add lines 1 through 8. See instructions for limitations		See instructions	
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs		100	
13	Foreign-source portion of dividends received from a specified 10%-owned foreign corporation (excluding hybrid dividends) (see instructions)		100	
14	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, 12, or 13 (including any hybrid dividends)			
15	Reserved for future use			
16a	Subpart F inclusions derived from the sale by a controlled foreign corporation (CFC) of the stock of a lower-tier foreign corporation treated as a dividend (attach Form(s) 5471) (see instructions)		100	
b	Subpart F inclusions derived from hybrid dividends of tiered corporations (attach Form(s) 5471) (see instructions)			
c	Other inclusions from CFCs under subpart F not included on line 16a, 16b, or 17 (attach Form(s) 5471) (see instructions)			
17	Global Intangible Low-Taxed Income (GILTI) (attach Form(s) 5471 and Form 8992)			
18	Gross-up for foreign taxes deemed paid			
19	IC-DISC and former DISC dividends not included on line 1, 2, or 3			
20	Other dividends			
21	Deduction for dividends paid on certain preferred stock of public utilities			
22	Section 250 deduction (attach Form 8993)			
23	**Total dividends and inclusions.** Add column (a), lines 9 through 20. Enter here and on page 1, line 4			
24	**Total special deductions.** Add column (c) lines 9 through 22. Enter here and on page 1, line 29b			

Schedule J Tax Computation and Payment (see instructions)

Part I — Tax Computation

Line	Description	Sub-line	Sub-amount	Line	Amount
1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)). See instructions ☐				
2	Income tax. See instructions			2	1,128.
3	Base erosion minimum tax amount (attach Form 8991)			3	
4	Add lines 2 and 3			4	1,128.
5a	Foreign tax credit (attach Form 1118)	5a			
b	Credit from Form 8834 (see instructions)	5b			
c	General business credit (attach Form 3800)	5c	1,128.		
d	Credit for prior year minimum tax (attach Form 8827)	5d			
e	Bond credits from Form 8912	5e			
6	**Total credits.** Add lines 5a through 5e			6	1,128.
7	Subtract line 6 from line 4			7	0.
8	Personal holding company tax (attach Schedule PH (Form 1120))			8	
9a	Recapture of investment credit (attach Form 4255)	9a			
b	Recapture of low-income housing credit (attach Form 8611)	9b			
c	Interest due under the look-back method — completed long-term contracts (attach Form 8697)	9c			
d	Interest due under the look-back method — income forecast method (attach Form 8866)	9d			
e	Alternative tax on qualifying shipping activities (attach Form 8902)	9e			
f	Interest/tax due under section 453A(c) and/or section 453(l)	9f			
g	Other (see instructions — attach statement)	9g			
10	**Total.** Add lines 9a through 9g			10	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31			11	0.

Part II — Reserved for Future Use

12	Reserved for future use	12	

Part III — Payments and Refundable Credits

Line	Description	Sub-line	Sub-amount	Line	Amount
13	2021 overpayment credited to 2022			13	
14	2022 estimated tax payments			14	
15	2022 refund applied for on Form 4466			15	( )
16	Combine lines 13, 14, and 15			16	0.
17	Tax deposited with Form 7004			17	
18	Withholding (see instructions)			18	
19	**Total payments.** Add lines 16, 17, and 18			19	0.
20	Refundable credits from:				
a	Form 2439	20a			
b	Form 4136	20b			
c	Reserved for future use	20c			
d	Other (attach statement — see instructions)	20d			
21	**Total credits.** Add lines 20a through 20d			21	
22	Reserved for future use			22	
23	**Total payments and credits.** Add lines 19 and 21. Enter here and on page 1, line 33			23	0.

Schedule K Other Information (see instructions)

		Yes	No
1	Check accounting method: a [ ] Cash b [X] Accrual c [ ] Other (specify)		
2	See the instructions and enter the:		
a	Business activity code no. 541511		
b	Business activity Software Development		
c	Product or service Technology Platform		
3	Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group? If "Yes," enter name and EIN of the parent corporation		X
4	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G)		X
b	Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G)	X	
5	At the end of the tax year, did the corporation:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below.		X

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below.		X

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Country of Organization	(iv) Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
6	During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316. If "Yes," file **Form 5452**, Corporate Report of Nondividend Distributions. See the instructions for Form 5452. If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.		X
7	At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock? For rules of attribution, see section 318. If "Yes," enter: **(a)** Percentage owned ______ and **(b)** Owner's country ______ **(c)** The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ______		X
8	Check this box if the corporation issued publicly offered debt instruments with original issue discount [ ] If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.		
9	Enter the amount of tax-exempt interest received or accrued during the tax year $ None		
10	Enter the number of shareholders at the end of the tax year (if 100 or fewer) 1		
11	If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here (see instructions) [ ] If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.		
12	Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a.) $ 712,025.		

Schedule K **Other Information** *(continued from page 4)*

		Yes	No
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000?		X
	If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year $		
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions		X
	If "Yes," complete and attach Schedule UTP.		
15a	Did the corporation make any payments in 2022 that would require it to file Form(s) 1099?		X
b	If "Yes," did or will the corporation file required Form(s) 1099?		
16	During this tax year, did the corporation have an 80%-or-more change in ownership, including a change due to redemption of its own stock?		X
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?		X
18	Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?		X
19	During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code?		X
20	Is the corporation operating on a cooperative basis?		X
21	During the tax year, did the corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions		X
	If "Yes," enter the total amount of the disallowed deductions $		
22	Does the corporation have gross receipts of at least $500 million in any of the 3 preceding tax years? (See sections 59A(e)(2) and (3))		X
	If "Yes," complete and attach Form 8991.		
23	Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions		X
24	Does the corporation satisfy one or more of the following? See instructions		X
a	The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b	The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $27 million and the corporation has business interest expense.		
c	The corporation is a tax shelter and the corporation has business interest expense.		
	If "Yes," complete and attach Form 8990.		
25	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?		X
	If "Yes," enter amount from Form 8996, line 15 $		
26	Since December 22, 2017, did a foreign corporation directly or indirectly acquire substantially all of the properties held directly or indirectly by the corporation, and was the ownership percentage (by vote or value) for purposes of section 7874 greater than 50% (for example, the shareholders held more than 50% of the stock of the foreign corporation)? If "Yes," list the ownership percentage by vote and by value. See instructions		X
	Percentage: By Vote Percentage: By Value		

Schedule L Balance Sheets per Books

Assets	Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1 Cash		38,218.		7,357.
2a Trade notes and accounts receivable	1,421.		101,960.	
b Less allowance for bad debts	( )	1,421.	( )	101,960.
3 Inventories				
4 U.S. government obligations				
5 Tax-exempt securities (see instructions)				
6 Other current assets (attach statement)				
7 Loans to shareholders				
8 Mortgage and real estate loans				
9 Other investments (attach statement)				
10a Buildings and other depreciable assets				
b Less accumulated depreciation	( )		( )	
11a Depletable assets				
b Less accumulated depletion	( )		( )	
12 Land (net of any amortization)				
13a Intangible assets (amortizable only)				
b Less accumulated amortization	( )		( )	
14 Other assets (attach statement)				
15 Total assets		39,639.		109,317.
Liabilities and Shareholders' Equity				
16 Accounts payable				
17 Mortgages, notes, bonds payable in less than 1 year				
18 Other current liabilities (attach stmt) See St 4		41,907.		84,000.
19 Loans from shareholders				
20 Mortgages, notes, bonds payable in 1 year or more		709,757.		709,757.
21 Other liabilities (attach statement)				
22 Capital stock: a Preferred stock				
b Common stock				
23 Additional paid-in capital				
24 Retained earnings — Approp (att stmt)				
25 Retained earnings — Unappropriated		-712,025.		-684,440.
26 Adjmt to shareholders' equity (att stmt)				
27 Less cost of treasury stock		( )		( )
28 Total liabilities and shareholders' equity		39,639.		109,317.

Schedule M-1 Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1 Net income (loss) per books	27,585.	7 Income recorded on books this year not included on this return (itemize): Tax-exempt interest $	
2 Federal income tax per books		See Stmt 6 1,000.	1,000.
3 Excess of capital losses over capital gains			
4 Income subject to tax not recorded on books this year (itemize):		8 Deductions on this return not charged against book income this year (itemize):	
5 Expenses recorded on books this year not deducted on this return (itemize):		a Depreciation $	
a Depreciation $		b Charitable contribns $	
b Charitable contributions $			
c Travel & entertainment $			
Statement 5 266.	266.	9 Add lines 7 and 8	1,000.
6 Add lines 1 through 5	27,851.	10 Income (page 1, line 28) — line 6 less line 9	26,851.

Schedule M-2 Analysis of Unappropriated Retained Earnings per Books (Schedule L, Line 25)

1 Balance at beginning of year	-712,025.	5 Distributions: a Cash	
2 Net income (loss) per books	27,585.	b Stock c Property	
3 Other increases (itemize):		6 Other decreases (itemize):	
		7 Add lines 5 and 6	
4 Add lines 1, 2, and 3	-684,440.	8 Balance at end of year (line 4 less line 7)	-684,440.

Form **3800**

Department of the Treasury Internal Revenue Service

General Business Credit

Go to *www.irs.gov/Form3800* for instructions and the latest information.
You must attach all pages of Form 3800, pages 1, 2, and 3, to your tax return.

OMB No. 1545-0895

2022

Attachment Sequence No. **22**

Name(s) shown on return: Climate Action Now

Identifying number: 85-2342533

Part I Current Year Credit for Credits Not Allowed Against Tentative Minimum Tax (TMT)

(See instructions and complete Part(s) III before Parts I and II.)

Line	Description	Inner box	Inner amount	Box	Amount
1	General business credit from line 2 of all Parts III with box A checked			1	
2	Passive activity credits from line 2 of all Parts III with box B checked	2			
3	Enter the applicable passive activity credits allowed for 2022. See instructions			3	
4	Carryforward of general business credit to 2022. Enter the amount from line 2 of Part III with box C checked. See instructions for statement to attach			4	38,401.
	Check this box if the carryforward was changed or revised from the original reported amount ☐				
5	Carryback of general business credit from 2023. Enter the amount from line 2 of Part III with box D checked. See instructions			5	
6	Add lines 1, 3, 4, and 5			6	38,401.

Part II Allowable Credit

Line	Description	Inner box	Inner amount	Box	Amount
7	Regular tax before credits: • Individuals. Enter the sum of the amounts from Form 1040, 1040-SR, or 1040-NR, line 16, and Schedule 2 (Form 1040), line 2. • Corporations. Enter the amount from Form 1120, Schedule J, Part I, line 2; or the applicable line of your return. • Estates and trusts. Enter the sum of the amounts from Form 1041, Schedule G, lines 1a and 1b, plus any Form 8978 amount included on line 1d; or the amount from the applicable line of your return.			7	1,128.
8	Alternative minimum tax: • Individuals. Enter the amount from Form 6251, line 11. • Corporations. Enter -0-. • Estates and trusts. Enter the amount from Schedule I (Form 1041), line 54.			8	0.
9	Add lines 7 and 8			9	1,128.
10a	Foreign tax credit	10a			
b	Certain allowable credits (see instructions)	10b			
c	Add lines 10a and 10b			10c	
11	**Net income tax.** Subtract line 10c from line 9. If zero, skip lines 12 through 15 and enter -0- on line 16			11	1,128.
12	**Net regular tax.** Subtract line 10c from line 7. If zero or less, enter -0-	12	1,128.		
13	Enter 25% (0.25) of the excess, if any, of line 12 over $25,000. See instructions	13			
14	Tentative minimum tax: • Individuals. Enter the amount from Form 6251, line 9. • Corporations. Enter -0-. • Estates and trusts. Enter the amount from Schedule I (Form 1041), line 52.	14	0.		
15	Enter the greater of line 13 or line 14			15	
16	Subtract line 15 from line 11. If zero or less, enter -0-			16	1,128.
17	Enter the **smaller** of line 6 or line 16 **C corporations:** See the line 17 instructions if there has been an ownership change, acquisition, or reorganization.			17	1,128.

Part II **Allowable Credit** *(continued)*

Note: If you are not required to report any amounts on line 22 or 24 below, skip lines 18 through 25 and enter -0- on line 26.

18	Multiply line 14 by 75% (0.75). See instructions	18	
19	Enter the greater of line 13 or line 18	19	
20	Subtract line 19 from line 11. If zero or less, enter -0-	20	
21	Subtract line 17 from line 20. If zero or less, enter -0-	21	
22	Combine the amounts from line 3 of all Parts III with box A, C, or D checked	22	
23	Passive activity credit from line 3 of all Parts III with box B checked — 23		
24	Enter the applicable passive activity credit allowed for 2022. See instructions	24	
25	Add lines 22 and 24	25	
26	Empowerment zone and renewal community employment credit allowed. Enter the smaller of line 21 or line 25	26	0.
27	Subtract line 13 from line 11. If zero or less, enter -0-	27	1,128.
28	Add lines 17 and 26	28	1,128.
29	Subtract line 28 from line 27. If zero or less, enter -0-	29	0.
30	Enter the general business credit from line 5 of all Parts III with box A checked	30	
31	Reserved	31	
32	Passive activity credits from line 5 of all Parts III with box B checked — 32		
33	Enter the applicable passive activity credits allowed for 2022. See instructions	33	
34	Carryforward of business credit to 2022. Enter the amount from line 5 of Part III with box C checked and line 6 of Part III with box G checked. See instructions for statement to attach	34	
	Check this box if the carryforward was changed or revised from the original reported amount ☐		
35	Carryback of business credit from 2023. Enter the amount from line 5 of Part III with box D checked. See instructions	35	
36	Add lines 30, 33, 34, and 35	36	
37	Enter the **smaller** of line 29 or line 36	37	
38	**Credit allowed for the current year.** Add lines 28 and 37. Report the amount from line 38 (if smaller than the sum of Part I, line 6, and Part II, lines 25 and 36, see instructions) as indicated below or on the applicable line of your return. • Individuals. Schedule 3 (Form 1040), line 6. • Corporations. Form 1120, Schedule J, Part I, line 5c. • Estates and trusts. Form 1041, Schedule G, line 2b.	38	1,128.

Name(s) shown on return: Climate Action Now

Identifying number: 85-2342533

Part III General Business Credits or Eligible Small Business Credits (see instructions)

Complete a separate Part III for each box checked below. See instructions.

- A [ ] General Business Credit From a Non-Passive Activity
- B [ ] General Business Credit From a Passive Activity
- C [X] General Business Credit Carryforwards
- D [ ] General Business Credit Carrybacks
- E [ ] Reserved
- F [ ] Reserved
- G [ ] Eligible Small Business Credit Carryforwards
- H [ ] Reserved
- I If you are filing more than one Part III with box A or B checked, complete and attach first an additional Part III combining amounts from all Parts III with box A or B checked. Check here if this is the consolidated Part III [ ]

	(a) Description of credit **Note:** On any line where the credit is from more than one source, a separate Part III is needed for each pass-through entity.		(b) Enter EIN if claiming the credit from a pass-through entity.	(c) Enter the appropriate amount.
1 a	Investment (Form 3468, Part II only) (attach Form 3468)	1 a		
b	Advanced manufacturing production (Form 7207)	1 b		
c	Increasing research activities (Form 6765)	1 c		38,401.
d	Low-income housing (carryforward only) (see instructions)	1 d		
e	Disabled access (Form 8826)*	1 e		
f	Renewable electricity production (Form 8835)	1 f		
g	Indian employment (Form 8845)	1 g		
h	Orphan drug (Form 8820)	1 h		
i	New markets (Form 8874)	1 i		
j	Small employer pension plan startup costs and auto-enrollment (Form 8881)	1 j		
k	Employer-provided child care facilities and services (Form 8882)*	1 k		
l	Biodiesel, renewable diesel, or sustainable aviation fuel (attach Form 8864)	1 l		
m	Low sulfur diesel fuel production (Form 8896)	1 m		
n	Distilled spirits (Form 8906)	1 n		
o	Nonconventional source fuel (carryforward only)	1 o		
p	Energy efficient home (Form 8908)	1 p		
q	Energy efficient appliance (carryforward only)	1 q		
r	Alternative motor vehicle (Form 8910)	1 r		
s	Alternative fuel vehicle refueling property (Form 8911)	1 s		
t	Enhanced oil recovery credit (Form 8830)	1 t		
u	Mine rescue team training (Form 8923)	1 u		
v	Agricultural chemicals security (carryforward only)	1 v		
w	Employer differential wage payments (Form 8932)	1 w		
x	Carbon oxide sequestration (Form 8933)	1 x		
y	Qualified plug-in electric drive motor vehicle (Form 8936)	1 y		
z	Qualified plug-in electric vehicle (carryforward only)	1 z		
aa	Employee retention (Form 5884-A)	1 aa		
bb	General credits from an electing large partnership (carryforward only)	1 bb		
zz	Other. Oil and gas production from marginal wells (Form 8904) and certain other credits (see instrs)	1 zz		
2	Add lines 1a through 1zz and enter here and on the applicable line of Part I	2		38,401.
3	Enter the amount from Form 8844 here and on the applicable line of Part II	3		
4 a	Investment (Form 3468, Part III) (attach Form 3468)	4 a		
b	Work opportunity (Form 5884)	4 b		
c	Biofuel producer (Form 6478)	4 c		
d	Low-income housing (Form 8586)	4 d		
e	Renewable electricity production (Form 8835)	4 e		
f	Employer social security and Medicare taxes paid on certain employee tips (Form 8846)	4 f		
g	Qualified railroad track maintenance (Form 8900)	4 g		
h	Small employer health insurance premiums (Form 8941)	4 h		
i	Increasing research activities (Form 6765)	4 i		
j	Employer credit for paid family and medical leave (Form 8994)	4 j		
z	Other	4 z		
5	Add lines 4a through 4z and enter here and on the applicable line of Part II	5		
6	Add lines 2, 3, and 5 and enter here and on the applicable line of Part II	6		38,401.

* See instructions for limitation on this credit.

SCHEDULE G
(Form 1120)
(Rev December 2011)
Department of the Treasury
Internal Revenue Service

Information on Certain Persons Owning the Corporation's Voting Stock

► **Attach to Form 1120.**
► **See instructions.**

OMB No. 1545-0123

Name	Employer identification number (EIN)
Climate Action Now	85-2342533

Part I **Certain Entities Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4a).
Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Percentage Owned in Voting Stock

Part II **Certain Individuals and Estates Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4b).
Complete columns (i) through (iv) below for any individual or estate that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Percentage Owned in Voting Stock
Brett Walter	543-66-8552	United States	74.00%

Statement 1
Form 1120, Line 17
Taxes and Licenses

Payroll Taxes	$	34,786.
State Tax		1,600.
Total	$	36,386.

Statement 2
Form 1120, Line 26
Other Deductions

Bank Charges	$	85.
Dues & Subscriptions		225.
Legal and Professional		8,907.
Outside Services		240.
Payroll Fees		7,983.
Supplies		274.
Total	$	17,714.

Statement 3
Form 1120, Line 29a
Net Operating Loss Deduction

Carryover Generated From Year End	12/31/20	$ 252,636.	
Available for Carryover to 2022			252,636.
Carryover Generated From Year End	12/31/21	$ 459,389.	
Available for Carryover to 2022			459,389.
Net Operating Losses Available in 2022			$ 712,025.
Taxable Income			26,851.
Net Operating Loss Deduction for Post-2017 Losses (limited to 80% of the excess of TI determined without any NOL deduction, Sec. 199A deduction, or Sec. 250 deduction, over any pre-2018 NOL carryovers)			21,481.
Total Net Operating Loss Deduction			21,481.

Statement 4
Form 1120, Schedule L, Line 18
Other Current Liabilities

	Beginning	Ending
401K payable	$ 825.	$ 532.
Accrued Interest	40,882.	83,468.
ST Liability	200.	0.
Total	$ 41,907.	$ 84,000.

Form **1120** | **U.S. Corporation Income Tax Return** | OMB No. 1545-0123

Department of the Treasury
Internal Revenue Service

For calendar year 2021 or tax year beginning ______, ending ______

▶ Go to www.irs.gov/Form1120 for instructions and the latest information.

2021

A Check if:		TYPE OR PRINT		B Employer identification number
1a Consolidated return (attach Form 851)	☐		Name: CLIMATE ACTION NOW	85-2342533
b Life/nonlife consolidated return	☐		Number, street, and room or suite no. If a P.O. box, see instructions: 2995 WOODSIDE ROAD, STE 400-401	C Date incorporated: 07/17/2020
2 Personal holding co. (attach Sch. PH)	☐		City or town, state or province, country, and ZIP or foreign postal code: WOODSIDE, CA 94062	D Total assets (see instructions): $ 39,639.
3 Personal service corp. (see instructions)	☐			
4 Schedule M-3 attached	☐			

E Check if: (1) ☐ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change

Section	Line	Description		Line	Amount
Income	1a	Gross receipts or sales	1a 297,843.		
	b	Returns and allowances	1b		
	c	Balance. Subtract line 1b from line 1a		1c	297,843.
	2	Cost of goods sold (attach Form 1125-A)		2	
	3	Gross profit. Subtract line 2 from line 1c		3	297,843.
	4	Dividends and inclusions (Schedule C, line 23)		4	
	5	Interest		5	
	6	Gross rents		6	
	7	Gross royalties		7	
	8	Capital gain net income (attach Schedule D (Form 1120))		8	
	9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)		9	
	10	Other income (attach statement)		10	
	11	**Total income.** Add lines 3 through 10 ▶		11	297,843.
Deductions (See instructions for limitations on deductions.)	12	Compensation of officers (attach Form 1125-E) ▶		12	
	13	Salaries and wages (less employment credits)		13	618,301.
	14	Repairs and maintenance		14	
	15	Bad debts		15	
	16	Rents		16	
	17	Taxes and licenses	SEE STATEMENT 1	17	49,037.
	18	Interest (see instructions)		18	36,632.
	19	Charitable contributions		19	
	20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)		20	
	21	Depletion		21	
	22	Advertising		22	
	23	Pension, profit-sharing, etc., plans		23	
	24	Employee benefit programs		24	
	25	Reserved for future use		25	
	26	Other deductions (attach statement)	SEE STATEMENT 2	26	53,262.
	27	**Total deductions.** Add lines 12 through 26 ▶		27	757,232.
	28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11		28	-459,389.
	29a	Net operating loss deduction (see instructions) STATEMENT 3	29a 0.		
	b	Special deductions (Schedule C, line 24)	29b		
	c	Add lines 29a and 29b		29c	
Tax, Refundable Credits, and Payments	30	**Taxable income.** Subtract line 29c from line 28. See instructions		30	-459,389.
	31	Total tax (Schedule J, Part I, line 11)		31	0.
	32	Reserved for future use		32	
	33	Total payments and credits (Schedule J, Part III, line 23)		33	
	34	Estimated tax penalty. See instructions. Check if Form 2220 is attached ▶ ☐		34	
	35	**Amount owed.** If line 33 is smaller than the total of lines 31 and 34, enter amount owed		35	0.
	36	**Overpayment.** If line 33 is larger than the total of lines 31 and 34, enter amount overpaid		36	
	37	Enter amount from line 36 you want: **Credited to 2022 estimated tax** ▶	**Refunded** ▶	37	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

▶ Signature of officer | Date | ▶ CEO Title

May the IRS discuss this return with the preparer shown below? ☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
RAYLENE D. HARVEY	RAYLENE D. HARVEY	03/05/22		P01407954
Firm's name ▶ JOHANSON & YAU ACCOUNTANCY CORP			Firm's EIN ▶	94-2702860
Firm's address ▶ 42 WEST CAMPBELL AVENUE, THIRD FLOOR CAMPBELL, CA 95008			Phone no.	(408) 288-5111

111601 12-22-21 LHA **For Paperwork Reduction Act Notice, see separate instructions.** Form **1120** (2021)

Schedule C Dividends, Inclusions, and Special Deductions
(see instructions)

	(a) Dividends and inclusions	(b) %	(c) Special deductions (a) x (b)
1 Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		50	
2 Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		65	
3 Dividends on certain debt-financed stock of domestic and foreign corporations		See Instructions	
4 Dividends on certain preferred stock of less-than-20%-owned public utilities		23.3	
5 Dividends on certain preferred stock of 20%-or-more-owned public utilities		26.7	
6 Dividends from less-than-20%-owned foreign corporations and certain FSCs		50	
7 Dividends from 20%-or-more-owned foreign corporations and certain FSCs		65	
8 Dividends from wholly owned foreign subsidiaries		100	
9 **Subtotal.** Add lines 1 through 8		See Instructions	
10 Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11 Dividends from affiliated group members		100	
12 Dividends from certain FSCs		100	
13 Foreign-source portion of dividends received from a specified 10%-owned foreign corporation (excluding hybrid dividends) (see instructions)		100	
14 Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, 12, or 13 (including any hybrid dividends)			
15 Reserved for future use			
16a Subpart F inclusions derived from the sale by a controlled foreign corporation (CFC) of the stock of a lower-tier foreign corporation treated as a dividend (attach Form(s) 5471) (see instructions)		100	
b Subpart F inclusions derived from hybrid dividends of tiered corporations (attach Form(s) 5471) (see instructions)			
c Other inclusions from CFCs under subpart F not included on line 16a, 16b, or 17 (attach Form(s) 5471) (see instructions)			
17 Global Intangible Low-Taxed Income (GILTI) (attach Form(s) 5471 and Form 8992)			
18 Gross-up for foreign taxes deemed paid			
19 IC-DISC and former DISC dividends not included on line 1, 2, or 3			
20 Other dividends			
21 Deduction for dividends paid on certain preferred stock of public utilities			
22 Section 250 deduction (attach Form 8993)			
23 **Total dividends and inclusions.** Add column (a), lines 9 through 20. Enter here and on page 1, line 4			
24 **Total special deductions.** Add column (c), lines 9 through 22. Enter here and on page 1, line 29b			

Schedule J Tax Computation and Payment (see instructions)

Part I - Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)) ▶ ☐				
2	Income tax. See instructions			2	0.
3	Base erosion minimum tax amount (attach Form 8991)			3	
4	Add lines 2 and 3			4	0.
5a	Foreign tax credit (attach Form 1118)	5a			
b	Credit from Form 8834 (see instructions)	5b			
c	General business credit (attach Form 3800)	5c			
d	Credit for prior year minimum tax (attach Form 8827)	5d			
e	Bond credits from Form 8912	5e			
6	**Total credits.** Add lines 5a through 5e			6	
7	Subtract line 6 from line 4			7	0.
8	Personal holding company tax (attach Schedule PH (Form 1120))			8	
9a	Recapture of investment credit (attach Form 4255)	9a			
b	Recapture of low-income housing credit (attach Form 8611)	9b			
c	Interest due under the look-back method-completed long-term contracts (attach Form 8697)	9c			
d	Interest due under the look-back method-income forecast method (attach Form 8866)	9d			
e	Alternative tax on qualifying shipping activities (attach Form 8902)	9e			
f	Interest/tax due under Section 453A(c) and/or Section 453(l)	9f			
g	Other (see instructions - attach statement)	9g			
10	**Total.** Add lines 9a through 9g			10	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31			11	0.

Part II - Reserved For Future Use

12	Reserved for future use	12	

Part III - Payments and Refundable Credits

13	2020 overpayment credited to 2021			13	
14	2021 estimated tax payments			14	
15	2021 refund applied for on Form 4466			15	( )
16	Combine lines 13, 14, and 15			16	
17	Tax deposited with Form 7004			17	
18	Withholding (see instructions)			18	
19	**Total payments.** Add lines 16, 17, and 18			19	
20	Refundable credits from:				
a	Form 2439	20a			
b	Form 4136	20b			
c	Reserved for future use	20c			
d	Other (attach statement - see instructions)	20d			
21	**Total credits.** Add lines 20a through 20d			21	
22	Reserved for future use			22	
23	**Total payments and credits.** Add lines 19 and 21. Enter here and on page 1, line 33			23	

Schedule K Other Information (see instructions)

		Yes	No
1	Check accounting method: a [ ] Cash b [X] Accrual c [ ] Other (specify) ▶		
2	See the instructions and enter the:		
a	Business activity code no. ▶ 519100		
b	Business activity ▶ SOFTWARE DEVELOPMENT		
c	Product or service ▶ TECHNOLOGY PLATFORM		
3	Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group?		X
	If "Yes," enter name and EIN of the parent corporation ▶		
4	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G)		X
b	Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G)	X	
5	At the end of the tax year, did the corporation:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions		X
	If "Yes," complete (i) through (iv) below.		

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions		X
	If "Yes," complete (i) through (iv) below.		

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Country of Organization	(iv) Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
6	During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316		X
	If "Yes," file **Form 5452,** Corporate Report of Nondividend Distributions. See the instructions for Form 5452. If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.		
7	At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock?		X
	For rules of attribution, see section 318. If "Yes," enter:		
	(a) Percentage owned ▶ and **(b)** Owner's country ▶		
	(c) The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ▶		
8	Check this box if the corporation issued publicly offered debt instruments with original issue discount ▶ [ ]		
	If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.		
9	Enter the amount of tax-exempt interest received or accrued during the tax year ▶ $		
10	Enter the number of shareholders at the end of the tax year (if 100 or fewer) ▶		
11	If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here ▶ [ ]		
	If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.		
12	Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a.) ▶ $ 252,636.		

Schedule K Other Information *(continued from page 4)*

		Yes	No
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000?		X
	If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year ▶ $		
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions		X
	If "Yes," complete and attach Schedule UTP.		
15a	Did the corporation make any payments in 2021 that would require it to file Form(s) 1099?	X	
b	If "Yes," did or will the corporation file required Form(s) 1099?	X	
16	During this tax year, did the corporation have an 80%-or-more change in ownership, including a change due to redemption of its own stock?		X
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?		X
18	Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?		X
19	During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code?		X
20	Is the corporation operating on a cooperative basis?		X
21	During the tax year, did the corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions		X
	If "Yes," enter the total amount of the disallowed deductions ▶ $		
22	Does the corporation have gross receipts of at least $500 million in any of the 3 preceding tax years? (See sections 59A(e)(2) and (3))		X
	If "Yes," complete and attach Form 8991.		
23	Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions		X
24	Does the corporation satisfy one or more of the following? See instructions		X
a	The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b	The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $26 million and the corporation has business interest expense.		
c	The corporation is a tax shelter and the corporation has business interest expense.		
	If "Yes," complete and attach Form 8990.		
25	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?		X
	If "Yes," enter amount from Form 8996, line 15 ▶ $		
26	Since December 22, 2017, did a foreign corporation directly or indirectly acquire substantially all of the properties held directly or indirectly by the corporation, and was the ownership percentage (by vote or value) for purposes of section 7874 greater than 50% (for example, the shareholders held more than 50% of the stock of the foreign corporation)? If "Yes," list the ownership percentage by vote and by value. See instructions		X
	Percentage: By Vote By Value		

Schedule L Balance Sheets per Books

Assets	Beginning of tax year (a)	Beginning of tax year (b)	End of tax year (c)	End of tax year (d)
1 Cash		254,427.		38,218.
2a Trade notes and accounts receivable			1,421.	
b Less allowance for bad debts	( )		( )	1,421.
3 Inventories				
4 U.S. government obligations				
5 Tax-exempt securities				
6 Other current assets (att. stmt.)				
7 Loans to shareholders				
8 Mortgage and real estate loans				
9 Other investments (att. stmt.)				
10a Buildings and other depreciable assets				
b Less accumulated depreciation	( )		( )	
11a Depletable assets				
b Less accumulated depletion	( )		( )	
12 Land (net of any amortization)				
13a Intangible assets (amortizable only)				
b Less accumulated amortization	( )		( )	
14 Other assets (att. stmt.)				
15 Total assets		254,427.		39,639.
Liabilities and Shareholders' Equity				
16 Accounts payable		200.		200.
17 Mortgages, notes, bonds payable in less than 1 year				
18 Other current liabilities (att. stmt.) STMT 4		4,250.		40,882.
19 Loans from shareholders				
20 Mortgages, notes, bonds payable in 1 year or more				
21 Other liabilities (att. stmt.) STMT 5		502,613.		710,582.
22 Capital stock: a Preferred stock				
b Common stock				
23 Additional paid-in capital				
24 Retained earnings - Appropriated (attach statement)				
25 Retained earnings - Unappropriated		-252,636.		-712,025.
26 Adjustments to shareholders' equity (attach statement)				
27 Less cost of treasury stock		( )		( )
28 Total liabilities and shareholders' equity		254,427.		39,639.

Schedule M-1 Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1 Net income (loss) per books	-459,389.	7 Income recorded on books this year not included on this return (itemize): Tax-exempt interest $	
2 Federal income tax per books			
3 Excess of capital losses over capital gains			
4 Income subject to tax not recorded on books this year (itemize):		8 Deductions on this return not charged against book income this year (itemize): a Depreciation $ b Charitable contributions $	
5 Expenses recorded on books this year not deducted on this return (itemize): a Depreciation $ b Charitable contributions $ c Travel and entertainment $		9 Add lines 7 and 8	
6 Add lines 1 through 5	-459,389.	10 Income (page 1, line 28) - line 6 less line 9	-459,389.

Schedule M-2 Analysis of Unappropriated Retained Earnings per Books (Schedule L, Line 25)

1 Balance at beginning of year	-252,636.	5 Distributions: a Cash	
2 Net income (loss) per books	-459,389.	b Stock	
3 Other increases (itemize):		c Property	
		6 Other decreases (itemize):	
		7 Add lines 5 and 6	
4 Add lines 1, 2, and 3	-712,025.	8 Balance at end of year (line 4 less line 7)	-712,025.

Form **3800**

Department of the Treasury
Internal Revenue Service (99)

General Business Credit

▶ Go to www.irs.gov/Form3800 for instructions and the latest information.
▶ You must attach all pages of Form 3800, pages 1, 2, and 3, to your tax return.

OMB No. 1545-0895

2021

Attachment Sequence No. **22**

Name(s) shown on return: CLIMATE ACTION NOW

Identifying number: 85-2342533

Part I Current Year Credit for Credits Not Allowed Against Tentative Minimum Tax (TMT)

(See instructions and complete Part(s) III before Parts I and II.)

Line	Description	Sub-line	Sub-amount	Line	Amount
1	General business credit from line 2 of all Parts III with box A checked			1	28,203.
2	Passive activity credits from line 2 of all Parts III with box B checked	2			
3	Enter the applicable passive activity credits allowed for 2021. See instructions			3	
4	Carryforward of general business credit to 2021. Enter the amount from line 2 of Part III with box C checked. See instructions for statement to attach			4	10,198.
	Check this box if the carryforward was changed or revised from the original reported amount ▶ ☐				
5	Carryback of general business credit from 2022. Enter the amount from line 2 of Part III with box D checked			5	
6	Add lines 1, 3, 4, and 5			6	38,401.

Part II Allowable Credit

Line	Description	Sub-line	Sub-amount	Line	Amount
7	Regular tax before credits: • Individuals. Enter the sum of the amounts from Form 1040, 1040-SR, or 1040-NR, line 16, and Schedule 2 (Form 1040), line 2 • Corporations. Enter the amount from Form 1120, Schedule J, Part I, line 2; or the applicable line of your return • Estates and trusts. Enter the sum of the amounts from Form 1041, Schedule G, lines 1a and 1b, plus any Form 8978 amount included on line 1d; or the amount from the applicable line of your return			7	0.
8	Alternative minimum tax: • Individuals. Enter the amount from Form 6251, line 11 • Corporations. Enter -0- • Estates and trusts. Enter the amount from Schedule I (Form 1041), line 54			8	0.
9	Add lines 7 and 8			9	0.
10a	Foreign tax credit	10a			
b	Certain allowable credits (see instructions)	10b			
c	Add lines 10a and 10b			10c	
11	**Net income tax.** Subtract line 10c from line 9. If zero, skip lines 12 through 15 and enter -0- on line 16			11	0.
12	**Net regular tax.** Subtract line 10c from line 7. If zero or less, enter -0-	12	0.		
13	Enter 25% (0.25) of the excess, if any, of line 12 over $25,000. See instructions	13			
14	Tentative minimum tax: • Individuals. Enter the amount from Form 6251, line 9 • Corporations. Enter -0- • Estates and trusts. Enter the amount from Schedule I (Form 1041), line 52	14			
15	Enter the greater of line 13 or line 14			15	
16	Subtract line 15 from line 11. If zero or less, enter -0-			16	
17	Enter the **smaller** of line 6 or line 16 **C corporations:** See the line 17 instructions if there has been an ownership change, acquisition, or reorganization.			17	

Part II **Allowable Credit** *(continued)*

Note: If you are not required to report any amounts on line 22 or 24 below, skip lines 18 through 25 and enter -0- on line 26.

Line	Description		Line	Amount
18	Multiply line 14 by 75% (0.75). See instructions		18	
19	Enter the greater of line 13 or line 18		19	
20	Subtract line 19 from line 11. If zero or less, enter -0-		20	
21	Subtract line 17 from line 20. If zero or less, enter -0-		21	
22	Combine the amounts from line 3 of all Parts III with box A, C, or D checked		22	
23	Passive activity credit from line 3 of all Parts III with box B checked	23		
24	Enter the applicable passive activity credit allowed for 2021. See instructions		24	
25	Add lines 22 and 24		25	
26	Empowerment zone and renewal community employment credit allowed. Enter the smaller of line 21 or line 25		26	
27	Subtract line 13 from line 11. If zero or less, enter -0-		27	0.
28	Add lines 17 and 26		28	
29	Subtract line 28 from line 27. If zero or less, enter -0-		29	0.
30	Enter the general business credit from line 5 of all Parts III with box A checked		30	
31	Reserved		31	
32	Passive activity credits from line 5 of all Parts III with box B checked	32		
33	Enter the applicable passive activity credits allowed for 2021. See instructions		33	
34	Carryforward of business credit to 2021. Enter the amount from line 5 of Part III with box C checked and line 6 of Part III with box G checked. See instructions for statement to attach		34	
	Check this box if the carryforward was changed or revised from the original reported amount ▶ ☐			
35	Carryback of business credit from 2022. Enter the amount from line 5 of Part III with box D checked. See instructions		35	
36	Add lines 30, 33, 34, and 35		36	
37	Enter the **smaller** of line 29 or line 36		37	0.
38	**Credit allowed for the current year.** Add lines 28 and 37. Report the amount from line 38 (if smaller than the sum of Part I, line 6, and Part II, lines 25 and 36, see instructions) as indicated below or on the applicable line of your return. • Individuals. Schedule 3 (Form 1040), line 6 • Corporations. Form 1120, Schedule J, Part I, line 5c • Estates and trusts. Form 1041, Schedule G, line 2b		38	0.

Form **3800** (2021)

Name(s) shown on return: CLIMATE ACTION NOW

Identifying number: 85-2342533

Part III General Business Credits or Eligible Small Business Credits (see instructions)

Complete a separate Part III for each box checked below. See instructions.

- A [X] General Business Credit From a Non-Passive Activity
- B [ ] General Business Credit From a Passive Activity
- C [ ] General Business Credit Carryforwards
- D [ ] General Business Credit Carrybacks
- E [ ] Reserved
- F [ ] Reserved
- G [ ] Eligible Small Business Credit Carryforwards
- H [ ] Reserved
- I If you are filing more than one Part III with box A or B checked, complete and attach first an additional Part III combining amounts from all Parts III with box A or B checked. Check here if this is the consolidated Part III ▶ [ ]

	(a) Description of credit **Note:** On any line where the credit is from more than one source, a separate Part III is needed for each pass-through entity.		(b) Enter EIN if claiming the credit from a pass-through entity.	(c) Enter the appropriate amount.
1a	Investment (Form 3468, Part II only) (attach Form 3468)	1a		
b	Reserved	1b		
c	Increasing research activities (Form 6765)	1c		28,203.
d	Low-income housing (carryforward only) (see instructions)	1d		
e	Disabled access (Form 8826)*	1e		
f	Renewable electricity, refined coal, and Indian coal production (Form 8835)	1f		
g	Indian employment (Form 8845)	1g		
h	Orphan drug (Form 8820)	1h		
i	New markets (Form 8874)	1i		
j	Small employer pension plan startup costs and auto-enrollment (Form 8881)	1j		
k	Employer-provided child care facilities and services (Form 8882)*	1k		
l	Biodiesel and renewable diesel fuels (attach Form 8864)	1l		
m	Low sulfur diesel fuel production (Form 8896)	1m		
n	Distilled spirits (Form 8906)	1n		
o	Nonconventional source fuel (carryforward only)	1o		
p	Energy efficient home (Form 8908)	1p		
q	Energy efficient appliance (carryforward only)	1q		
r	Alternative motor vehicle (Form 8910)	1r		
s	Alternative fuel vehicle refueling property (Form 8911)	1s		
t	Enhanced oil recovery credit	1t		
u	Mine rescue team training (Form 8923)	1u		
v	Agricultural chemicals security (carryforward only)	1v		
w	Employer differential wage payments (Form 8932)	1w		
x	Carbon oxide sequestration (Form 8933)	1x		
y	Qualified plug-in electric drive motor vehicle (Form 8936)	1y		
z	Qualified plug-in electric vehicle (carryforward only)	1z		
aa	Employee retention (Form 5884-A)	1aa		
bb	General credits from an electing large partnership (carryforward only)	1bb		
zz	Other. Oil and gas production from marginal wells (Form 8904) and certain other credits (see instructions)	1zz		
2	Add lines 1a through 1zz and enter here and on the applicable line of Part I	2		28,203.
3	Enter the amount from Form 8844 here and on the applicable line of Part II	3		
4a	Investment (Form 3468, Part III) (attach Form 3468)	4a		
b	Work opportunity (Form 5884)	4b		
c	Biofuel producer (Form 6478)	4c		
d	Low-income housing (Form 8586)	4d		
e	Renewable electricity, refined coal, and Indian coal production (Form 8835)	4e		
f	Employer social security and Medicare taxes paid on certain employee tips (Form 8846)	4f		
g	Qualified railroad track maintenance (Form 8900)	4g		
h	Small employer health insurance premiums (Form 8941)	4h		
i	Increasing research activities (Form 6765)	4i		
j	Employer credit for paid family and medical leave (Form 8994)	4j		
z	Other	4z		
5	Add lines 4a through 4z and enter here and on the applicable line of Part II	5		
6	Add lines 2, 3, and 5 and enter here and on the applicable line of Part II	6		28,203.

* See instructions for limitation on this credit.

Name(s) shown on return: CLIMATE ACTION NOW

Identifying number: 85-2342533

Part III General Business Credits or Eligible Small Business Credits (see instructions)

Complete a separate Part III for each box checked below. See instructions.

- A [ ] General Business Credit From a Non-Passive Activity
- B [ ] General Business Credit From a Passive Activity
- C [X] General Business Credit Carryforwards
- D [ ] General Business Credit Carrybacks
- E [ ] Reserved
- F [ ] Reserved
- G [ ] Eligible Small Business Credit Carryforwards
- H [ ] Reserved
- I If you are filing more than one Part III with box A or B checked, complete and attach first an additional Part III combining amounts from all Parts III with box A or B checked. Check here if this is the consolidated Part III ▶ [ ]

	(a) Description of credit **Note:** On any line where the credit is from more than one source, a separate Part III is needed for each pass-through entity.		(b) Enter EIN if claiming the credit from a pass-through entity.	(c) Enter the appropriate amount.
1a	Investment (Form 3468, Part II only) (attach Form 3468)	1a		
b	Reserved	1b		
c	Increasing research activities (Form 6765)	1c		10,198.
d	Low-income housing (carryforward only) (see instructions)	1d		
e	Disabled access (Form 8826)*	1e		
f	Renewable electricity, refined coal, and Indian coal production (Form 8835)	1f		
g	Indian employment (Form 8845)	1g		
h	Orphan drug (Form 8820)	1h		
i	New markets (Form 8874)	1i		
j	Small employer pension plan startup costs and auto-enrollment (Form 8881)	1j		
k	Employer-provided child care facilities and services (Form 8882)*	1k		
l	Biodiesel and renewable diesel fuels (attach Form 8864)	1l		
m	Low sulfur diesel fuel production (Form 8896)	1m		
n	Distilled spirits (Form 8906)	1n		
o	Nonconventional source fuel (carryforward only)	1o		
p	Energy efficient home (Form 8908)	1p		
q	Energy efficient appliance (carryforward only)	1q		
r	Alternative motor vehicle (Form 8910)	1r		
s	Alternative fuel vehicle refueling property (Form 8911)	1s		
t	Enhanced oil recovery credit	1t		
u	Mine rescue team training (Form 8923)	1u		
v	Agricultural chemicals security (carryforward only)	1v		
w	Employer differential wage payments (Form 8932)	1w		
x	Carbon oxide sequestration (Form 8933)	1x		
y	Qualified plug-in electric drive motor vehicle (Form 8936)	1y		
z	Qualified plug-in electric vehicle (carryforward only)	1z		
aa	Employee retention (Form 5884-A)	1aa		
bb	General credits from an electing large partnership (carryforward only)	1bb		
zz	Other. Oil and gas production from marginal wells (Form 8904) and certain other credits (see instructions)	1zz		
2	Add lines 1a through 1zz and enter here and on the applicable line of Part I	2		10,198.
3	Enter the amount from Form 8844 here and on the applicable line of Part II	3		
4a	Investment (Form 3468, Part III) (attach Form 3468)	4a		
b	Work opportunity (Form 5884)	4b		
c	Biofuel producer (Form 6478)	4c		
d	Low-income housing (Form 8586)	4d		
e	Renewable electricity, refined coal, and Indian coal production (Form 8835)	4e		
f	Employer social security and Medicare taxes paid on certain employee tips (Form 8846)	4f		
g	Qualified railroad track maintenance (Form 8900)	4g		
h	Small employer health insurance premiums (Form 8941)	4h		
i	Increasing research activities (Form 6765)	4i		
j	Employer credit for paid family and medical leave (Form 8994)	4j		
z	Other	4z		
5	Add lines 4a through 4z and enter here and on the applicable line of Part II	5		
6	Add lines 2, 3, and 5 and enter here and on the applicable line of Part II	6		10,198.

* See instructions for limitation on this credit.

SCHEDULE G (Form 1120)
(Rev. December 2011)
Department of the Treasury
Internal Revenue Service

Information on Certain Persons Owning the Corporation's Voting Stock

▶ Attach to Form 1120.

OMB No. 1545-0123

Name: CLIMATE ACTION NOW

Employer identification number (EIN): 85-2342533

Part I **Certain Entities Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4a). Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Percentage Owned in Voting Stock

Part II **Certain Individuals and Estates Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4b). Complete columns (i) through (iv) below for any individual or estate that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Percentage Owned in Voting Stock
BRETT A WALKER	543-66-8552	UNITED STATES	74.00%

For Paperwork Reduction Act Notice, see the Instructions for Form 1120. **Schedule G (Form 1120) (Rev. 12-2011)**
117701
04-01-21 LHA

Form **6765** (Rev. December 2020)
Department of the Treasury
Internal Revenue Service

Credit for Increasing Research Activities

▶ Attach to your tax return.
▶ Go to www.irs.gov/Form6765 for instructions and the latest information.

OMB No. 1545-0619
Attachment Sequence No. **676**

Name(s) shown on return: CLIMATE ACTION NOW
Identifying number: 85-2342533

Section A - Regular Credit. Skip this section and go to Section B if you are electing or previously elected (and are not revoking) the alternative simplified credit.

Line	Description	Box	Amount	Box	Amount
1	Certain amounts paid or incurred to energy consortia			1	
2	Basic research payments to qualified organizations	2			
3	Qualified organization base period amount	3			
4	Subtract line 3 from line 2. If zero or less, enter -0-			4	
5	Wages for qualified services (do not include wages used in figuring the work opportunity credit)	5	357,000.		
6	Cost of supplies	6			
7	Rental or lease costs of computers	7			
8	Enter the applicable percentage of contract research expenses	8			
9	Total qualified research expenses. Add lines 5 through 8	9	357,000.		
10	Enter fixed-base percentage, but not more than 16% (0.16)	10	3.0000 %		
11	Enter average annual gross receipts	11			
12	Multiply line 11 by the percentage on line 10	12			
13	Subtract line 12 from line 9. If zero or less, enter -0-	13	357,000.		
14	Multiply line 9 by 50% (0.50)	14	178,500.		
15	Enter the **smaller** of line 13 or line 14			15	178,500.
16	Add lines 1, 4, and 15			16	178,500.
17	Are you electing the reduced credit under section 280C? ▶ Yes [X] No [ ] If "Yes," multiply line 16 by 15.8% (0.158). If "No," multiply line 16 by 20% (0.20) and see the instructions for the statement that must be attached. Members of controlled groups or businesses under common control, see instructions for the statement that must be attached			17	28,203.

Section B - Alternative Simplified Credit. Skip this section if you are completing Section A.

Line	Description	Box	Amount	Box	Amount
18	Certain amounts paid or incurred to energy consortia			18	
19	Basic research payments to qualified organizations	19			
20	Qualified organization base period amount	20			
21	Subtract line 20 from line 19. If zero or less, enter -0-			21	
22	Add lines 18 and 21			22	
23	Multiply line 22 by 20% (0.20)			23	
24	Wages for qualified services (do not include wages used in figuring the work opportunity credit)	24			
25	Cost of supplies	25			
26	Rental or lease costs of computers	26			
27	Enter the applicable percentage of contract research expenses	27			
28	Total qualified research expenses. Add lines 24 through 27	28			
29	Enter your total qualified research expenses for the prior 3 tax years. If you had no qualified research expenses in any one of those years, skip lines 30 and 31	29			
30	Divide line 29 by 6.0	30			
31	Subtract line 30 from line 28. If zero or less, enter -0-	31			
32	Multiply line 31 by 14% (0.14). If you skipped lines 30 and 31, multiply line 28 by 6% (0.06)			32	
33	Add lines 23 and 32			33	
34	Are you electing the reduced credit under section 280C? ▶ Yes [ ] No [ ] If "Yes," multiply line 33 by 79% (0.79). If "No," enter the amount from line 33 and see the line 17 instructions for the statement that must be attached. Members of controlled groups or businesses under common control, see instructions for the statement that must be attached			34	

LHA **For Paperwork Reduction Act Notice, see separate instructions.**

Section C - Current Year Credit

35	Enter the portion of the credit from Form 8932, line 2, that is attributable to wages that were also used to figure the credit on line 17 or line 34 (whichever applies)	35	
36	Subtract line 35 from line 17 or line 34 (whichever applies). If zero or less, enter -0-	36	28,203.
37	Credit for increasing research activities from partnerships, S corporations, estates, and trusts	37	
38	Add lines 36 and 37	38	28,203.
	• Estates and trusts, go to line 39. • Partnerships and S corporations not electing the payroll tax credit, stop here and report this amount on Schedule K. • Partnerships and S corporations electing the payroll tax credit, complete Section D and report on Schedule K the amount on this line reduced by the amount on line 44. • Eligible small businesses, stop here and report the credit on Form 3800, Part III, line 4i. See instructions for the definition of eligible small business. • Filers other than eligible small businesses, stop here and report the credit on Form 3800, Part III, line 1c. **Note:** Qualified small business filers, other than partnerships and S corporations, electing the payroll tax credit must complete Form 3800 before completing Section D.		
39	Amount allocated to beneficiaries of the estate or trust	39	
40	Estates and trusts, subtract line 39 from line 38. For eligible small businesses, report the credit on Form 3800, Part III, line 4i. See instructions. For filers other than eligible small businesses, report the credit on Form 3800, Part III, line 1c	40	

Section D - Qualified Small Business Payroll Tax Election and Payroll Tax Credit. Skip this section if the payroll tax election does not apply. See instructions.

41	Check this box if you are a qualified small business electing the payroll tax credit. See instructions [X]		
42	Enter the portion of line 36 elected as a payroll tax credit (do not enter more than $250,000). See instructions	42	28,203.
43	General business credit carryforward from the current year (see instructions). Partnerships and S corporations, skip this line and go to line 44	43	38,401.
44	Partnerships and S corporations, enter the smaller of line 36 or line 42. All others, enter the smallest of line 36, line 42, or line 43. Enter here and on the applicable line of Form 8974, Part 1, column (e). Members of controlled groups or businesses under common control, see instructions for the statement that must be attached	44	28,203.

Form **6765** (Rev. 12-2020)

Section 1.263(a)-1(f) De Minimis Safe Harbor Election

Climate Action Now
2995 Woodside Road, Ste 400-401
Woodside, CA 94062

Employer Identification Number: 85-2342533

For the Year Ending December 31, 2021

Climate Action Now is making the de minimis safe harbor election under Reg. Sec. 1.263(a)-1(f).

FORM 1120 TAXES AND LICENSES STATEMENT 1

DESCRIPTION	AMOUNT
PAYROLL TAX	48,237.
CALIFORNIA TAXES - BASED ON INCOME	800.
TOTAL TO FORM 1120, LINE 17	49,037.

FORM 1120 OTHER DEDUCTIONS STATEMENT 2

DESCRIPTION	AMOUNT
ADVERTISING & MARKETING	750.
BANK FEES	2,917.
CONTRACT LABOR	
CONTRACTORS	25,501.
LEGAL & PROFESSIONAL FEES	8,900.
PAYROLL PROCESSING	8,403.
PENSION, PROFIT SHARING, ETC	6,791.
TOTAL TO FORM 1120, LINE 26	53,262.

NET OPERATING LOSS DEDUCTION STATEMENT 3

TAX YEAR	LOSS SUSTAINED	LOSS PREVIOUSLY APPLIED	LOSS REMAINING	AVAILABLE THIS YEAR
12/31/20	252,636.		252,636.	252,636.
NOL AVAILABLE THIS YEAR			252,636.	252,636.

SCHEDULE L OTHER CURRENT LIABILITIES STATEMENT 4

DESCRIPTION	BEGINNING OF TAX YEAR	END OF TAX YEAR
ACCRUED INTEREST	4,250.	40,882.
TOTAL TO SCHEDULE L, LINE 18	4,250.	40,882.

SCHEDULE L | OTHER LIABILITIES | STATEMENT 5

DESCRIPTION	BEGINNING OF TAX YEAR	END OF TAX YEAR
401(K) PAYABLE	2,558.	825.
CONVERTIBLE NOTES	500,055.	709,757.
TOTAL TO SCHEDULE L, LINE 21	502,613.	710,582.

FORM 3800 | CARRYOVER OF GENERAL BUSINESS CREDITS | STATEMENT 6

YEAR	TYPE OF CREDIT	ORIGINAL CREDIT	PREVIOUSLY APPLIED	CREDIT REMAINING	AVAILABLE THIS YEAR
2020	INCREASED R & D CREDIT	10,198.	0.	10,198.	10,198.
	TOTALS	10,198.	0.	10,198.	10,198.
	LESS TO FORM 4255, LINE 12				0.
	TOTAL				10,198.

Statement 5
Form 1120, Schedule M-1, Line 5
Book Expenses Not Deducted

Penalties	$	266.
Total	$	266.

Statement 6
Form 1120, Schedule M-1, Line 7
Book Income Not on Return

Donation	$	1,000.
Total	$	1,000.